SPRING VALLEY ACQUISITION CORP. II

2100 McKinney Ave., Suite 1675

Dallas, TX

EAGLE ENERGY METALS CORP.

5470 Kietzke Lane, Suite 300

Reno, NV

September 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Robert Babula

John Cannarella

Anuja Majmudar

Daniel Morris

Re:	Spring Valley Acquisition Corp. II/ Eagle Energy Metals Corp.
Request to Withdraw Registration Statement on Form S-4
(File No. 333-289798; Co-Registrant File No. 333-289798-01)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Spring Valley Acquisition Corp. II, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”) and Eagle Energy Metals Corp., a Nevada corporation (the “Co-Registrant”), hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s and Co-Registrant’s Registration Statement on Form S-4 filed with the Commission on August 22, 2025, together with all amendments and exhibits thereto (the “Registration Statement”).

The Company and the Co-Registrant are withdrawing the Registration Statement because the business combination as described in the Registration Statement will be restructured so that a new entity will issue securities in the transaction instead of the Company. Accordingly, the Company and the Co-Registrant will not proceed with the issuance of the securities that were the subject of the Registration Statement. Consequently, the Company and the Co-Registrant believe that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company and the Co-Registrant hereby confirm that the Registration Statement has not been declared effective by the Commission as of the date hereof and that no securities have been sold thereunder.

If you have any questions or request additional information regarding this correspondence, please do not hesitate to contact Alan I. Annex and Anthony Zangrillo, the Company’s outside counsel, at (305) 579-0576 and (212) 801-9213 or by email at alan.annex@gtlaw.com and anthony.zangrillo@gtlaw.com.

U.S. Securities and Exchange Commission

September 30, 2025

Sincerely,

Spring Valley Acquisition Corp. II

By:	/s/ Christopher Sorrells
Name:	Christopher Sorrells
Title:	Chief Executive Officer

Eagle Energy Metals Corp.

By:	/s/ Mark Mukhija
Name:	Mark Mukhija
Title:	Chief Executive Officer and Director

cc:	Alan I. Annex, Esq., Greenberg Traurig, LLP
Adam S. Namoury, Esq., Greenberg Traurig, LLP
Jason T. Simon, Esq., Greenberg Traurig, LLP
Anthony J. Zangrillo, Esq., Greenberg Traurig, LLP
E. Peter Strand, Nelson Mullins Riley & Scarborough LLP
Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP